

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2014

<u>Via E-mail</u>
Mr. J. Christopher Mizer
Chief Executive Officer
Ifan Financial, Inc.
5694 Mission Center Road, Suite 602-660
San Diego, CA, 92108-4312

      Re: Ifan Financial, Inc.
             Form 8-K
             Filed October 6, 2014
             File No. 001-36122

Dear Mr. Mizer:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Raj Rajan

                        Raj Rajan
                        Senior Staff Accountant